Filed Pursuant to Rule 424B1
                           Registration No. 333-81339

                           HEMISPHERX BIOPHARMA, INC.

                2,125,000 warrants and the common stock issuable
                          upon exercise of the warrants
                         304,165 shares of common stock

                        --------------------------------

         The selling stockholders may sell, from time to time, in one or more offerings:

         o 2,125,000 warrants to purchase shares of our common stock;
         o 2,125,000 shares of common stock underlying the warrants; and

         We may sell, from time to time, in one or more offerings:

         o 304,165 shares of common stock owned by us.

         We are also registering 2,125,000 shares of common stock for their exercise by members of the public.

         We will receive proceeds from the sale of 304,165 shares of common we own, but we will not receive proceeds from the sale of Selling Stockholders' Securities.

                        --------------------------------

         Please see the risk factors beginning on page 7 to read about certain factors you should consider before buying shares of common stock.

                        --------------------------------

         Hemispherx's common stock and class A warrants are listed on the American Stock Exchange under the symbols HEB and HEB/WS, respectively. The reported last sale price on the American Stock Exchange on September 29, 1999 was $6.875 and $3.25, respectively.

         The mailing address of our principal executive offices is 1617 JFK Boulevard, Philadelphia, Pennsylvania 19103, and the telephone number is (215) 988-0080.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is October 1, 1999

                               Prospectus Summary

         Because this is a summary, it may not contain all information that may be important to you. You should read this entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our" and "us" refer to Hemispherx and not to the selling stockholders.

                                   Hemispherx

         Hemispherx is a pharmaceutical company that is using genetic technologies to develop therapeutic products for the treatment of viral diseases and certain cancers. Ampligen, our lead compound, is in advanced human clinical development for various therapeutic indications. We have clinically evaluated Ampligen in over 400 patients for different therapeutic indications. These clinical studies show that the drug acts as an antiviral agent against a large number of different viruses, including myalgic encephalomyelitis, also known as chronic fatigue syndrome, HIV infection and hepatitis B, as well as a treatment for certain cancers. Clinical trials conducted in the early 1990's indicate that Ampligen may have potential in the treatment of metastatic renal cell cancer and malignant melanoma. Ampligen appears to stimulate the immune system and is generally well tolerated. We are currently conducting Phase III human clinical trials for the therapeutic treatment of chronic fatigue syndrome. Phase III trials are the final drug testing phase for approval by the U.S. Food and Drug Administration.


         We will continue our research and clinical efforts for the next several years. We expect significant benefits as a result of certain revenues expected from various cost recovery treatment programs, notably in Canada, Belgium and the United States. Cost recovery treatment programs allow us to charge patients for the cost of Ampligen even though the drug has yet to be approved by the Food and Drug Administration. We are also pursuing similar programs in other countries, especially within the European Union where our resources have been substantially increased in order to pursue regulatory approvals. Over the years, we have secured more than 25 issued U.S. patents and over 300 derivative international filings. Nine additional U.S. patent filings are pending along with their international counterparts.

         We require substantial resources to conduct the time-consuming research, preclinical development, and clinical trials necessary to bring pharmaceutical products to market and establish commercial production and marketing capabilities. Accordingly, we may need to raise additional funds through additional equity or debt financing, collaborative arrangements with corporate partners, off balance sheet financing or from other sources in order to complete the necessary clinical trials and the regulatory approval processes and begin commercializing our products.

Manufacturing

         In 1994, we entered into an agreement with Bioclones, Ltd., a subsidiary of South African Breweries, Ltd., to co-develop various genetic drugs, including Ampligen. The Bioclones agreement provided for the formation of Ribotech, Ltd. Ribotech was formed in 1994 to produce the raw materials for manufacturing Ampligen. Hemispherx and Bioclones jointly own Ribotech. Ribotech presently has the capacity to produce the materials required to treat approximately 2,000 patients per year. We are planning to develop a new production plant. This new facility will have the capacity to produce the materials needed to treat up to 50,000 patients.

         In the third quarter of 1998, we informed the Food and Drug Administration of our intention to switch certain patients from the labor intensive freeze-dried dosage form of Ampligen to the more convenient ready-to-infuse liquid formulation for the treatment of patients in clinical trials. We manufacture the liquid product more efficiently and the process allows greater production volumes, although we will continue to produce the freeze-dried product for further clinical development. We have initiated efforts to identify and locate additional liquid formulation capacity in the U.S. and Europe. We anticipate that additional production capacity will be needed in the future.

Product Development

         In the second quarter of 1998, we commenced a Phase III clinical study of Ampligen for the treatment of chronic fatigue syndrome. We plan to enroll up to 230 patients with severely debilitating chronic fatigue syndrome. Chronic fatigue syndrome patients who are not eligible for the Phase III trial in the United States may seek treatment under the chronic fatigue syndrome cost recovery treatment program now authorized by the Food and Drug Administration. Treatment with cost recovery has been ongoing since mid-1997 under the auspices of the Food and Drug Administration. Under this protocol, the enrolled patients pay for the Ampligen administered, which totals about $7,400 for a 24 week treatment course. Patients are also treated for chronic fatigue syndrome in Belgium, Austria and Canada under similar chronic fatigue cost recovery treatment programs.

Distribution/Marketing

         In February 1998, we entered into an agreement with Kimberly Home Health Care, Inc. which operates under the name Olsten Health Services. Olsten Health Services will serve as a distributor of our products to U.S. patients enrolled in the chronic fatigue syndrome cost recovery program and will maintain an Ampligen inventory for use in treating these patients. In addition, Olsten Health Services will initially provide up to $500,000 of support for other clinical program efforts including identification of the potential medical and economic benefits to patients receiving Ampligen. Olsten Health Services is able to deliver treatment and services to chronic disease patients including infusion services, home nursing and other medical services through a national network of more than 500 locations.

         We formed a wholly owned subsidiary in Europe, Hemispherx Biopharma Europe NV/SA. This subsidiary is presently based in Antwerp and is pursuing chronic fatigue clinical tests, related clinical treatments and new drug marketing approval in Belgium and other European countries. In December 1998, we filed final drug marketing approval documents for the European Union, consisting of 15 countries, for Ampligen's use for treatment of patients with chronic fatigue syndrome. In January 1999, we were notified that the filing was complete and the review process had started. The review process by the European Medical Evaluation Agency has produced ongoing discussions. At this time we have no specific indication as to the timing or outcome of their review process.

Subsidiary Spin-Off

         We are considering distributing to our shareholders at least 80% of the issued and outstanding shares of common stock of Core Biotech Corp. We would distribute the Core Biotech shares to each of the holders of our common stock as of a record date set by us. The timetable for this potential spin-off has not been determined.

         After the proposed spin-off, Core Biotech would use genetic technologies, including Ampligen and other products, to develop therapeutic products for the treatment of viral hepatitis diseases. We would license or sublicense to Core Biotech the technology for the products that will be used by Core Biotech.

         In connection with the proposed spin-off, we would enter into several agreements with Core Biotech, including, but not limited to,

         (a) a separation and distribution agreement which will separate our hepatitis technology from us, including some assets and liabilities, and distribute Core Biotech common stock to our shareholders;

         (b) a tax allocation agreement allocating tax liabilities that relate to the planned spin-off and to periods prior to the spin-off date;

         (c) a services agreement providing for allocation of responsibilities with respect to various services to be provided by us to Core Biotech;

         (d)      an employee benefits agreement;

         (e)      a technology license agreement; and

         (f)      a research and development agreement.

         These agreements are in the early stages of development and no final determination as to structure has been made. Accordingly, we have not determined Core Biotech's capitalization, pro forma financial information, management or inter-company transactions. We believe that, except for the initial capitalization of Core Biotech, the transfer of any other assets and liabilities would have no significant affect on our financial position. The initial capitalization could be up to $5,000,000 and could negatively effect the amount of cash we have at the time of the spin-off. The results of operations for Core Biotech were not significant for the year ended December 31, 1998.

Recent Developments

         Chronic Fatigue Syndrome was given official recognition by the U.S. social Security Administration rendering affected patients eligible for disability benefits. In July 1999, the U.S. Centers for Disease Control reconfirmed its research commitment to Chronic Fatigue following an audit by the U.S. Government Accounting Office. Moreover, a competitor of ours, Shire Pharmaceuticals announced that its drug galartamine failed a Phase II test in the treatment of Chronic Fatigue.

Litigation

         We filed a complaint against Manual P. Asensio, Asensio and Company, Inc. and others in the United States District Court for the Eastern District of Pennsylvania on September

30, 1998. We allege the unlawful manipulation and short selling by defendants of our common stock on the American Stock Exchange on or about September 15, 1998 through the present. We allege, among other things, that the defendants distributed materially false information concerning us to the public, thereby damaging us and our shareholder equity.

         Certain of the defendants have entered motions to dismiss all or part of the case. On March 12, 1999, the Court issued a memorandum decision dismissing four of the six counts on jurisdictional grounds. Currently, the case is in the discovery phase.

                                  The Offering

Selling Stockholder Agreement

         Certain selling stockholders have entered into an agreement with us whereby, for a period of one year from the date of this prospectus, we, or an agent designated by us, may purchase and sell that selling stockholder's warrants and the shares of common stock underlying their warrants on a "best efforts" basis at prices set by that selling stockholder. The purchase price set by each selling stockholder shall be discounted 10%, representing the commission to the agent so designated by us. We will not receive any commission on any sales by us of the selling stockholders' securities.

         After the expiration of the one year period, the selling stockholders may sell their securities from time to time in one or more transactions on the American Stock Exchange, in foreign markets, special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of these transactions.

         We will not receive any of the proceeds from the sale by any selling stockholder of the warrants or the underlying common stock.

                                 Use of Proceeds

         We will not receive proceeds from the sale of selling stockholders' securities. We will receive proceeds from the sale of the 304,165 shares of common stock we own and we will receive approximately $6,900,000 when the warrants are exercised, assuming all of the warrants are exercised. We intend to use these proceeds for general corporate purposes. Pending use of the proceeds, they will be invested in short term, interest bearing securities or money market funds.

                                  Risk Factors

         You should carefully consider the following factors and other information in this prospectus before deciding to invest in shares of common stock. This prospectus contains forward-looking statements which can be identified by the use of words such as "intend," "anticipate," "believe," "estimate," "project," or "expect" or other similar statements. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. When considering these statements, you should keep in mind the risk factors described below and other cautionary statements in this prospectus. The risk factors described below and other factors noted throughout this prospectus, including certain risks and uncertainties, could cause our actual results to differ materially from those contained in any forward-looking statement.

1. We may continue to incur substantial losses and our future profitability is uncertain.

         We began operations in 1966 and last reported net profit from 1985 through 1987. Since 1987, we have incurred substantial operating losses. As of June 30, 1999 our accumulated deficit was approximately $67,170,352. We have not yet generated significant revenues from our products and may incur substantial and increased losses in the future. We cannot assure you that we will ever achieve significant revenues from product sales or become profitable. We require and will continue to require the commitment of substantial resources to develop our products. In addition, substantial funding may require us to spin-off
Core Biotech Corp. We cannot assure you that our product development efforts will be successfully completed or that required regulatory approvals will be obtained or that any products will be manufactured and marketed successfully, or profitability.

2. We do not expect to be profitable unless we receive final regulatory approval for Ampligen and it is successfully commercialized.

         Our principal development efforts are currently focused on Ampligen which has not been approved for commercial use in the U.S. or elsewhere. We do not expect to be profitable unless we receive final regulatory approval and can successfully commercialize Ampligen or one of our other products. Our products, including Ampligen, are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries, including, but not limited to, the Food and Drug Administration in the U.S., the Health Protection Branch of Canada's Department of Health and Welfare, a federal regulatory agency in Canada, and the European Medical Evaluation Agency in Europe. Obtaining regulatory approvals is a rigorous and lengthy process and requires the expenditure of substantial resources. In order to obtain final regulatory approval of a new drug, we must demonstrate to the satisfaction of the regulatory agency that the product is safe and effective for its intended uses and that we are capable of manufacturing the product to the applicable regulatory standards. We require regulatory approvals in order to market our products and receive product revenues or royalties. No regulatory agency has approved the full commercial sale of any of our products. We cannot assure you that the drug will ultimately be demonstrated to be safe or efficacious. In addition, while Ampligen is authorized for use in clinical trials in the United States and other countries, we cannot assure you that additional clinical trials approvals will be authorized in the United States or in other countries, in a timely fashion or at all, or that we will complete these clinical trials. Moreover, we cannot assure you that Ampligen will be commercially successful in any country that may approve its use. If Ampligen or one of our other products does not receive regulatory approval in the U.S. or elsewhere, our operations will be significantly affected.

3. We may not be profitable unless we can protect our patents and/or receive approval for additional pending patents.

         We need to acquire enforceable patents covering the use of Ampligen for a particular disease in order to obtain exclusive rights for the commercial sale of Ampligen. Our success depends, in large part, on our ability to obtain patent protection for our products and to obtain and preserve our trade secrets and knowhow. We have been issued certain patents on the use of Ampligen alone and Ampligen in combination with certain other drugs for the treatment of HIV. We have also been issued patents on the use of Ampligen alone and in combination with certain other drugs for the treatment of chronic hepatitis B virus, chronic hepatitis C virus, and a patent which affords protection on the use of Ampligen in patients with chronic fatigue syndrome. We have not been issued any patents in the U.S. for the use of Ampligen as a sole treatment for any of the cancers which we have sought to target. Our applications for U.S. patents for the use of Ampligen in the treatment of renal cell carcinoma and lung cancer are currently pending. We cannot assure you that any of these applications will be approved or that our competitors will not seek and obtain patents regarding the use of Ampligen in combination with various other agents, including AZT, for a particular target indication prior to us. If we cannot protect our patents covering the use of Ampligen for a particular disease, or obtain additional pending patents, we may not be able to successfully market Ampligen.

4. We may not be profitable unless we can produce Ampligen in commercial quantities at costs acceptable to us.

         We have never produced Ampligen or any other products in large commercial quantities. Ampligen is currently produced only for use in clinical trials. We must manufacture our products in compliance with regulatory requirements at commercial quantities and at acceptable costs in order for us to be profitable. We intend to utilize third-party manufacturers and/or facilities if and when the need arises or, if we are unable to do so, to build or acquire commercial-scale manufacturing facilities. We have entered into an agreement with Bioclones, Ltd., a biopharmaceutical company which is associated with South African

Breweries, Ltd. The Bioclones agreement provides for the construction of a new commercial manufacturing facility by Ribotech, Ltd., a company of which we own
24.9 percent. We have not commenced constructing this facility. A pilot facility in South Africa is being expanded to provide an increased supply of Ampligen raw material. The construction of the commercial facility is dependent upon the regulatory status of Ampligen, or other products covered by our patents in various global markets, and we cannot give assurances with respect to when, and if, construction will be initiated or completed. If we cannot manufacture commercial quantities of Ampligen or enter into third party agreements for its manufacture at costs acceptable to us, our operations will be significantly affected.

5. If our distributors do not market our product successfully, we may not generate significant revenues or become profitable.

         We have limited marketing and sales capability. We need to enter into marketing agreements and third party distribution agreements for our products in order to generate significant revenues and become profitable. To the extent that we enter into co-marketing or other licensing arrangements, any revenues received by us will be dependent on the efforts of third parties, and there is no assurance that these efforts will be successful. Our agreement with Olsten Health Services offers the potential to provide significant marketing and distribution capacity in the United States while Bioclones, Ltd. will be responsible for fielding an adequate sales force in South America, Africa, United Kingdom, Australia and New Zealand. Olsten Health Services is able to deliver treatment and services to chronic disease patients including infusion services, home nursing and other medical services through a national network of more than 500 locations.

      We cannot assure you that Olsten Health Services or Bioclones will be able to successfully distribute our products, or that we will be able to establish future marketing or third party distribution agreements on terms acceptable to us, or that the cost of establishing these arrangements will not exceed any product revenues. If we cannot enter into future marketing and distribution agreements at terms acceptable to us, or if these distributors cannot effectively market and distribute our products, our operations will be negatively affected.

6. We may be subject to product liability claims from the use of Ampligen or other of our products which could negatively affect our future operations.

         We face an inherent business risk of exposure to product liability claims in the event that the use of Ampligen or other of our products results in adverse effects. This liability might result from claims made directly by patients, hospitals, clinics or other consumers, or by pharmaceutical companies or others manufacturing these products on our behalf. Our future operations may be negatively effected from the litigation costs, settlement expenses and lost product sales inherent to these claims. While we will continue to attempt to take appropriate precautions, we cannot assure you that we will avoid significant product liability exposure.

Although we currently maintain worldwide product liability insurance coverage in the amount of $1,000,000, there can be no assurance that this insurance will provide adequate coverage against product liability claims. While no product liability claims are pending or threatened against us to date, a successful product liability claim against us in excess of our insurance coverage could have a negative effect on our business and financial condition.

7. Members of our Scientific Advisory Board have conflicting interests and may disclose data and technical knowhow to our competitors.

         All of our Scientific Advisory Board members are employed by other entities, which may include our competitors. Although we require each of our Scientific Advisory Board members to sign a non-disclosure and non-competition agreement with respect to the data and information that he or she receives from us, we cannot assure you that members will abide by them. If a member were to reveal this information to outside sources, accidentally or otherwise, our operations could be negatively effected. Since our business depends in large part on our ability to keep our knowhow confidential, any revelation of this information to a competitor or other source could have an adverse effect on our operations.

8.       The loss of Dr. Carter's services could hurt our chances for success.

         Our success is dependent on the continued efforts of Dr. William A. Carter. The loss of Dr. Carter's services could have a material adverse effect on our operations. While we have an employment agreement with Dr. William A. Carter, and have secured key man life insurance in the amount of $2 million on the life of Dr. Carter, the loss of Dr. Carter or other key personnel, such as Dr. David Strayer or Dr. Carol Smith, or the failure to recruit additional personnel as needed could have a materially adverse effect on our ability to achieve our objectives.

9. Restricted shares eligible for sale may depress the market price of our common stock.

         A significant number of our outstanding shares of common stock are "restricted," as that term is defined under Rule 144 of the Securities Act. In addition, we have issued warrants to purchase 2,080,000 shares of common stock in reliance upon the provisions of Rule 701 of the Securities Act. All of these Rule 701 shares are currently eligible for sale, although the holder of 1,400,000 of these rule 701 shares, Dr. William Carter, our president, has agreed to not sell any of these shares in 1999. Under Rule 144, in general, a person may sell stock if the stock has been owned for at least one year. Rule 144 sales must be made under certain conditions, including, limitations as to the amount of shares that may be sold in any three-month period. Rule 144 also permits a sale, without any quantity limitation, by a person who is not an affiliate of the issuer and who has satisfied a two-year holding period. We cannot predict the effect that sales made under Rule 144 or Rule 701, sales made in reliance on other exemptions under the securities laws or under registration statements may have on any then prevailing market price. The sale, or availability for sale, of these securities in the public market subsequent to this prospectus, could affect the market price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing.

10. We are dependent on our systems to operate our business, and failure to adequately address the Year 2000 problem could hurt our profitability.

         We are dependent upon computers to operate our business and therefore are exposed to Year 2000 problems. In the spring of 1998, we initiated a Y2K compliance program with the following objectives:

         (a)  updating and/or replacing aging hardware;
         (b)  establishing a new platform for data bases; and
         (c)  assuring company-wide Y2K compliance.

         With the assistance of outside consultants, we replaced all computers deemed non-Y2K compliant with computers that are compliant. Also, we replaced all processing software packages to provide a uniform platform which is compliant. The research group is in the process of converting their databases to the new software. One major database used by manufacturing is being custom written to be Y2K compliant. The first module of the customized software is being tested. The second module should be completed by the end of September 1999. The cost for this compliance will be between $150,000 and $200,000.

         In a worst case scenario, we would experience delays in accessing data on patients enrolled in clinical trials. These delays could slow down regulatory compliance and commercial approval of Ampligen by the Food and Drug Administration. Our management of Ampligen production and inventories would be slow and time consuming, which could delay shipments of Ampligen for clinical trials. Our Y2K program is expected to significantly reduce our level of uncertainty about the Y2K problem and, in particular, about the Y2K compliance and readiness of our material external agents. We believe that, with the implementation of new business systems and completion of our Y2K program as scheduled, the possibility of significant interruptions or normal operations should be reduced.

              Where you can find more information about Hemispherx

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from our web site http://www.hemispherx.com or at the SEC's web site http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 14, or 15(d) of the Securities Exchange Act of 1934 until Value Management and Research sells all the shares. This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-68541).

(a) Annual Report on Form 10-K/A for our fiscal year ended December 31, 1998 (File No. 1-13441 and filing date of April 1, 1999);

(b) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (File No. 1-13441 and filing date of August 13, 1999);

(c) Quarterly Report on Form 10Q for the quarterly period ended March 31, 1999 (File No. 1-13441 and filing date of May 14, 1999);

(d) Proxy Statement on Schedule 14A for the 1999 Annual Meeting (File No. 1-13441 and filing date of May 25, 1999); and

(e) The description of common stock contained in the Registration Statement on Form S-1, File No. 33-93314, and any amendment or report filed for the purpose of updating this description filed subsequent to the date of this prospectus and prior to the termination of this offering.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Hemispherx Biopharma, Inc., 1617 JFK Boulevard, Philadelphia, Pennsylvania 19103, telephone number (215) 988-0080.

         You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. We and the selling stockholders will not make offers of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

                            Description of Securities

Warrants

         We have issued the warrants to the selling stockholder at various times and over a period of years in private unregistered transactions. The warrants are similar in form, terms and conditions. Generally, the warrants materially differ from each other only in the exercise price, duration of the exercise period, and commencement and expiration dates.

         The applicable prospectus supplement will describe, where applicable, the terms of each warrant in respect of which this prospectus is being delivered.

                              Selling Stockholders

         This prospectus relates to the proposed sale by us, agent or agents designated by us, or certain stockholders of:

         o  2,125,000 warrants owned by the selling stockholders

         o 2,125,000 shares of common stock underlying the selling stockholders' warrants

         Although not set forth in this part of the prospectus, this prospectus also relates to the registration of 304,165 shares of common stock in our treasury and 2,125,000 shares of common stock issuable upon exercise of the warrants held by selling securityholders.

         The following table sets forth as of August 25, 1999 certain information with respect to the selling stockholders. The selling stockholders have no material relationship with us and have not held any position or office with us during the past three years, except where noted. We will not receive any of the proceeds from the sale of the warrants or the shares of common stock underlying warrants. We believe, based on information supplied by the selling stockholders, that each of them has sole voting and investment power with respect to the warrants and shares of common stock underlying warrants.

                             Securities                               Securities
                            Owned Prior             Securities           Owned
                           to Offering(1)            Offered       After Offering(2)
                         ------------------    ----------------    -----------------
                                                        Common
                                                        Stock
Name of Selling          Common                       Underlying  Common
Stockholder              Stock     Warrants   Warrants Warrants    Stock   Warrants        %
-----------              -----     --------   -------- --------    -----   --------        -
Jerome Belson(3)          853,100   691,000   100,000   100,000   853,100   591,000       5.4
Cary Field                      0    50,000    50,000    50,000         0         0         0
Sharon Freedman            12,700    50,000    50,000    50,000    12,700         0        **
Mark Palazzo                    0    10,000    10,000    10,000         0         0         0
Stanley Zaslow                  0    10,000    10,000    10,000         0         0         0
Sage Group                      0   390,000   390,000   390,000         0   100,000        **
Olmstead Group                  0   240,000   240,000   240,000         0         0         0
Aura (Private), Ltd.            0   540,000   300,000   300,000         0   240,000        **
Paul Michaels                   0    50,000    50,000    50,000         0         0         0
Lawrence Zaslow                 0    50,000    50,000    50,000         0         0         0
Peter W. Adolph                 0    50,000    50,000    50,000         0         0         0
Marc E. Komorsky                0    50,000    50,000    50,000         0         0         0
Herbert Cron                    0    30,000    30,000    30,000         0         0         0
Jan McNabb                      0    10,000    10,000    10,000         0         0         0
Wellman Consulting              0    12,500    12,500    12,500         0         0         0
Estate of Joseph Niebler        0    15,000    15,000    15,000         0         0         0
Jerry Friedland                 0     5,000     5,000     5,000         0         0         0
Gerald Kay                      0   525,000   300,000   300,000         0   225,000        **
Michael Freedman                0    25,000    25,000    25,000         0         0         0
Peter W. Rodino III             0    15,000    15,000    15,000         0         0         0
Theresa Bonavita                0       500       500       500         0         0         0
Nick Agriogianis                0    29,850    29,850    29,850         0         0         0
Mark Zaroff                     0    29,650    29,650    29,650         0         0         0
Jade Zaroff                     0    20,000    20,000    20,000         0         0         0
Mason Zaroff                    0    20,000    20,000    20,000         0         0         0
Dakota Management Corp.         0    12,500    12,500    12,500         0         0         0
Mitchell Abrahams               0    20,000    20,000    20,000         0         0         0
David G. Watumull               0    20,000    20,000    20,000         0         0         0
Greg Morrison                   0    35,500    35,500    35,500         0         0         0
Donald Hammerle                 0    30,000    30,000    30,000         0         0         0
Brent Root                      0       500       500       500         0         0         0
R. Robson Trust
  James D. Hubbard TTEE         0     4,000     4,000     4,000         0         0         0
National Financial Group        0    20,000    20,000    20,000         0         0         0
Francis Bodkin                  0   120,000   120,000   120,000         0         0         0

----------------
     ** Less than 1%

(1)  Does not include securities held in street name.

(2)  Assumes the sale of all the securities offered in this prospectus.

(3) Includes 561,000 Class A Warrants, of which (i) 25,000 are owned of record by Maxine Belson, Mr. Belson's wife; and (ii) 21,000 are owned of record by Matthew Belson, Mr. Belson's son. Also includes (i) 100,000 warrants to purchase Common Stock at $3.50 per share; (ii) 30,000 warrants to purchase Common Stock at $1.75 per share; (iii) 20,000 shares of Common Stock owned of record by The Jerome Belson Foundation, of which Mr. Belson is a trustee; (iv) 15,000 shares of Common Stock held by Maxine Belson; and (v) 25,500 shares of Common Stock held by Matthew Belson.

                              Plan of Distribution

         We, or an agent of ours, may sell the securities on behalf of the selling stockholders for a period of one year from the date of this prospectus:

         o    through underwriters or dealers;
         o directly to a limited number of purchasers or to a single purchaser; or
         o    through agents

         We have entered into an agreement with certain of selling stockholders to sell, or arrange for the sale, of the securities on their behalf on a "best efforts" basis for a period of one year from the date of this prospectus. These selling stockholders have informed us of the price at which they will sell the warrants owned by them to us or an agent designated by us. We or an agent designated by us will purchase the warrants, subject to this agreement, exercise the warrants and sell the common stock underlying the warrants from time to time in one or more transactions on the American Stock Exchange, in foreign markets, special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of these transactions. We or an agent designated by us may sell the securities at market prices at the time of sale, at prices related to the market price or at negotiated prices. If an agent designated by us is used in the sale, that agent will receive a commission of 10 percent, payable by the applicable selling stockholder. The commission represents 10 percent of the purchase price set by that selling stockholder. We will not receive commissions on sales made by us.

         Pursuant to the Agreement, after one year from the date of this prospectus, the selling stockholders may sell their securities from time to time directly to purchasers in one or more transactions on the American Stock Exchange, in foreign markets, special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of these transactions.

         A prospectus supplement with respect to the securities being offered subject to the above described agreement will set forth the terms of the offering of the offered securities, including the name or names of any underwriters or agents, the purchase price of the offered securities, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

         If underwriters are used in the sale, the offered securities subject to the agreement described above will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more underwriters. The underwriter or underwriters with respect to a particular underwritten offering of securities, or, if an underwriting syndicate is used, the managing underwriter or underwriters, will be set forth on the cover of the applicable prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

         If dealers are utilized in the sale of the offered securities subject to the agreement described above in respect of which this prospectus is delivered, and if so specified in the applicable prospectus supplement, we will sell such offered securities to the dealers as principals. The dealers may then resell the offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers will be set forth in a prospectus supplement.

         The offered securities subject to the agreement described above may be sold directly by us or through agents designated by us from time to time. Any agent involved in the offer or sale of the offered securities in respect to which this prospectus is delivered will be named, and any commissions payable to the agent, will be set forth in a prospectus supplement.

         The warrants held by certain selling stockholders in the table above are not subject to the terms of the above described agreement. Certain warrant holders may sell their warrants and common stock underlying their warrants from time to time in one or more transactions on the American Stock Exchange, in foreign markets, special offering exchange distributions, secondary distributions, negotiated transactions, or a combination of these transactions.

         The selling stockholders and broker-dealers, if any, acting in connection with these sales might be deemed to be "underwriters" within the meaning of section 2(11) of the Securities Act. Any commission they receive and any profit upon the resale of the securities might be deemed to be underwriting discounts and commissions under the Securities Act.

         Sales of the common stock may also be made under Rule 144 of the Securities Act of 1933, where applicable. The selling stockholders' shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis. We will not receive proceeds from the sale of the selling stockholders' securities.

         From time to time each of the selling stockholders may transfer, pledge, donate or assign their securities to lenders, family members and others. Each of such persons will be deemed to be selling stockholders for the purposes of this prospectus. The number of selling stockholders securities beneficially owned by those selling stockholders who so transfer, pledge, donate or assign selling stockholder securities will decrease as and when they take this action. The plan of distribution for the selling stockholders securities sold hereunder will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling stockholders hereunder.

         Under applicable rule and regulations under the Exchange Act, any person engaged in the distribution of the common stock may not bid for or purchase shares of common stock during a period which commences one business day, or 5 business days if our public float is less than $25 million or our average daily trading volume is less than $100,000, prior to the person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of common stock by selling stockholders.

         We are bearing all costs relating to the registration of the shares of common stock, other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts or other fees payable to our designated agent in connection with any sale of the securities will be borne by the selling stockholders.

                          Transfer Agent and Registrar

         The transfer agent and registrar for our common stock and class A warrants is Continental Stock Transfer and Trust Co., 2 Broadway, New York, New York 10004.

                                  Legal Matters

         The legality of the common stock offered in this prospectus has been passed upon for us by Silverman, Collura & Chernis, P.C., 381 Park Avenue South, Suite 1601, New York, New York 10016.

                                     Experts

         The consolidated financial statements of Hemispherx as of December 31, 1998 and 1997, and for each of the years in the three year period ended December 31, 1998, have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, also incorporated by reference in this prospectus, and upon the authority of KPMG LLP as experts in accounting and auditing.

              Disclosure of Commission Position on Indemnification
                         for Securities Act Liabilities

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against these liabilities, other than our payment of expense incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by that director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of these issues.

================================================================================

         No dealer, salesman or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted. The information contained in this Prospectus is current only as of this date

                                TABLE OF CONTENTS

                                                                            Page

Summary........................................................................2
Offering.......................................................................6
Use of Proceeds................................................................7
Risk Factors...................................................................8
Where you can find more
 information about Hemispherx.................................................13
Description of Securities.....................................................14
Resales by Selling Stockholders...............................................14
Plan of Distribution..........................................................16
Transfer Agent................................................................18
Legal Matters.................................................................18
Experts.......................................................................18
Disclosure of Commission Position.............................................18

                              --------------------

================================================================================

================================================================================

                               2,125,000 WARRANTS,
                               2,125,000 SHARES OF
                           COMMON STOCK UNDERLYING THE
                                    WARRANTS
                         304,165 SHARES OF COMMON STOCK


                           HEMISPHERX BIOPHARMA, INC.

                                 _______________

                                   PROSPECTUS
                                 _______________



                                 October 1, 1999

================================================================================